October 10, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Diamondback Energy, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed October 2, 2012

File No. 333-179502

Ladies and Gentlemen:

Set forth below are the responses of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on October 9, 2012 with respect to Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on August 20, 2012 (the “Amended Registration Statement”). Enclosed is a copy of Amendment No. 6 to the Amended Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the Amended Registration Statement.

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Use of Proceeds, page 46

1.	Please present the specified uses of proceeds in tabular form.

Response: In response to the Staff’s comment, the Company has revised the first paragraph of “Use of Proceeds” to present the specified uses in tabular form.

United States Securities and Exchange Commission

October 10, 2012

Management, Equity Incentive Plan, page 128

2.	Please insert the applicable share numbers in the second paragraph.

Response: In response to the Staff’s comment, the Company has inserted the applicable numbers and clarified certain disclosure on page 129 of the Amendment.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick

Teresa L. Dick
Chief Financial Officer and
Executive Vice President

cc:	Seth R. Molay, P.C.